FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA IN-LICENSES SYNAIRGEN'S SNG001 AS A NOVEL IMMUNO-MODULATORY THERAPY FOR VIRAL-INDUCED EXACERBATION IN ASTHMA

Phase IIa clinical study to commence in patients with severe asthma

AstraZeneca today announced a global licence agreement with Synairgen Plc, an AIM-listed UK company specialising in respiratory diseases, for SNG001, a novel, inhaled interferon beta (IFN-beta) in clinical development for treating respiratory tract viral infections in patients with severe asthma. SNG001 supports the immune system by correcting a deficiency which makes patients vulnerable to respiratory tract viral infections.

Under the terms of the exclusive licence agreement, AstraZeneca will pay Synairgen a $7.25 million up-front fee and potential development, regulatory and commercial milestones of up to $225 million. In addition, AstraZeneca will pay tiered royalties ranging from single-digit up to mid-teens on commercial sales. AstraZeneca will be responsible for future development costs.

In early 2015, AstraZeneca will commence a Phase IIa study in patients with severe asthma, building on available clinical data from an initial Phase lla trial in a broad asthma population.
SNG001 also provides the opportunity to expand the clinical programme in other pulmonary diseases including chronic obstructive pulmonary disease (COPD).

Maarten Kraan, Head of Respiratory, Inflammation & Autoimmune Innovative Medicines, AstraZeneca, said: "Respiratory disease is a core therapeutic area for AstraZeneca, and a key growth platform for the company. Our approach includes addressing associated complications that patients experience, as well as developing treatments for the underlying disease. SNG001 is an innovative and targeted therapy that has, if successful, the potential to offer a step-change in the treatment of severe asthma, and possibly COPD."

Richard Marsden, Synairgen CEO, commented: "We're delighted that this truly innovative programme, discovered at the University of Southampton and developed by Synairgen, will be taken forward by AstraZeneca. With its strong research focus and extensive experience in respiratory disease, AstraZeneca's commitment to developing novel medicines for patients with asthma and COPD makes them the ideal partner for SNG001."

About SNG001
SNG001 has a broad spectrum anti-viral effect and acts by delivering IFN-beta to the lungs when an infection, such as a common cold, begins to develop in the upper airways. Inhaled IFN-beta boosts the anti-viral defence and combats the spread of the virus, preventing or reducing the severity of exacerbations.

About respiratory viral infections
Respiratory viruses worsen symptoms in patients with asthma and COPD leading to an inflammatory response and exacerbations. The reason for the increased vulnerability of patients with pulmonary disease to viral infections is thought to be a deficiency in their ability to produce IFN-beta in the lungs. There is currently no effective treatment option available, placing a burden on the health care system due to the costs of hospital care.

About Synairgen Plc
Synairgen is a respiratory drug development company founded by Professors Stephen Holgate, Donna Davies and Ratko Djukanovic at the University of Southampton. Synairgen is quoted on AIM (LSE: SNG). For more information about Synairgen, please see
www.synairgen.com

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler                                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                         +44 20 7604 8037 (UK/Global)
Jacob Lund                                                  +46 8 553 260 20 (Sweden)
Michele Meixell                                           + 1 302 885 6351 (US)

Investor Enquiries
Karl Hård                                                      +44 20 7604 8123                            mob: +44 7789 654364
Colleen Proctor                                            + 1 302 886 1842                                mob: +1 302 357 4882
Anthony Brown                                          +44 20 7604 8067                               mob: +44 7585 404943
Jens Lindberg                                              +44 20 7604 8414                               mob: +44 7557 319729

12 June 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 June 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary